# SEC Schedule 13G/A (Amendment No. 10) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: aTYR PHARMA INC, CIK 0001339970
CUSIP: 002120202
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: 10240 SORRENTO VALLEY ROAD, SUITE 300, SAN DIEGO, California (CA), 92121
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001056288

## Reporting persons
- Federated Hermes, Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Pennsylvania (PA); sole voting power 10,544,437; shared voting power 0; sole dispositive power 10,544,437; shared dispositive power 0; aggregate amount beneficially owned 10,544,437 (10.76% of the class)
- Voting Shares Irrevocable Trust: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); sole voting power 10,544,437; shared voting power 0; sole dispositive power 10,544,437; shared dispositive power 0; aggregate amount beneficially owned 10,544,437 (10.76% of the class)
- Thomas R. Donahue: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 10,544,437; sole dispositive power 0; shared dispositive power 10,544,437; aggregate amount beneficially owned 10,544,437 (10.76% of the class)
- Ann C. Donahue: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 10,544,437; sole dispositive power 0; shared dispositive power 10,544,437; aggregate amount beneficially owned 10,544,437 (10.76% of the class)
- J. Christopher Donahue: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 10,544,437; sole dispositive power 0; shared dispositive power 10,544,437; aggregate amount beneficially owned 10,544,437 (10.76% of the class)

## Item 1. Issuer
Name of issuer: aTYR PHARMA INC
Address of issuer's principal executive offices: 10240 Sorrento Valley Road, Suite 300 San Diego, CA 92121

## Item 2. Person Filing
Name of person filing: Federated Hermes, Inc.
Address of principal business office or, if none, residence: 1001 Liberty Avenue, Pittsburgh, PA 15222-3779
Citizenship: Pennsylvania

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 10,544,437
Percent of class: 10.76
Sole power to vote or to direct the vote: 10,544,437
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 10,544,437
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit "1" Attached

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Federated Hermes, Inc.: /s/J. Christopher Donahue, J. Christopher Donahue, as President of Federated Hermes, Inc. (10/07/2025)
- Voting Shares Irrevocable Trust: /s/Thomas R. Donahue, Thomas R. Donahue, as Trustee of Voting Shares Irrevocable Trust (10/07/2025)
- Voting Shares Irrevocable Trust: /s/Ann C. Donahue, Ann C. Donahue, as Trustee of Voting Shares Irrevocable Trust (10/07/2025)
- Voting Shares Irrevocable Trust: /s/J. Christopher Donahue, J. Christopher Donahue, as Trustee of Voting Shares Irrevocable Trust (10/07/2025)
- Thomas R. Donahue: /s/Thomas R. Donahue, Thomas R. Donahue (10/07/2025)
- Ann C. Donahue: /s/Ann C. Donahue, Ann C. Donahue (10/07/2025)
- J. Christopher Donahue: /s/J. Christopher Donahue, J. Christopher Donahue (10/07/2025)
Comment: SEE EXHIBITS 2 AND 3 ATTACHED

Exhibit Information
EXHIBIT 1 ITEM 3 CLASSIFICATION OF REPORTING PERSONS
EXHIBIT 2 AGREEMENT FOR JOINT FILING OF SCHEDULE 13G
EXHIBIT 3 POWER OF ATTORNEY